SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

General Company of Geophysics
(Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                  .)

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

PART I

Item 1:  FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2003	2002
	(unaudited)

	(amounts in million of euros)
ASSETS
Current assets
Cash and cash equivalents	100.0	116.6
Trade accounts and notes receivable	195.6	192.3
Inventories and work-in-progress	68.1	65.2
Other current assets	90.4	130.9

Total current assets	454.1	505.0
Long term receivable and other investments	14.5	16.8
Investments in and advances to companies under the equity method	38.5	36.8
Property, plant and equipment, net	251.6	265.0
Goodwill and intangible assets, net	197.9	201.1

Total assets	956.6	1,024.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	5.7	10.5
Current portion of long-term debt	43.1	58.6
Trade accounts and notes payable	80.7	92.8
Accrued payroll costs	50.7	50.6
Income taxes payable	18.7	21.9
Advance billings to customers	7.7	13.9
Other current liabilities	35.1	38.3

Total current liabilities	241.7	286.6
Long-term debt	238.6	249.2
Other long-term liabilities	41.1	41.1

Total long-term liabilities	279.7	290.3
Minority interest	10.0	10.3
Common stock, 24,498,368 shares authorized 11,680,718 shares with a € 2 nominal value issued and outstanding at March 31, 2003; 11,680,718 at December 31, 2002	23.4	23.4
Additional paid-in capital	310.6	310.6
Retained earnings	124.6	107.2
Net income (loss) for the period	(5.5)	17.4
Cumulative translation adjustment	(27.9)	(21.1)

Total shareholders’ equity	425.2	437.5

Total liabilities and shareholders’ equity	956.6	1,024.7

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	March 31,

	2003	2002

	(amounts in million of euros,
	except per share data)
Operating revenues	156.7	157.8
Cost of operations	(127.4)	(120.5)

Gross profit	29.3	37.3
Research and development expenses — net	(6.3)	(6.9)
Selling, general and administrative expenses	(20.2)	(22.8)
Other revenues (expenses) — net	0.6	(0.5)

Operating income (loss)	3.4	7.1
Interest and other financial income and expense — net	(8.4)	(6.7)
Exchange gains (losses) — net	0.8	(1.5)

Income (loss) from consolidated companies before income taxes	(4.2)	(1.1)
Income taxes	(2.7)	(2.9)

Net income (loss) from consolidated companies	(6.9)	(4.0)
Equity in income (losses) of investees	3.0	0.2
Goodwill amortization	(1.5)	(1.7)

Net income (loss) before minority interest	(5.4)	(5.5)
Minority interest	(0.1)	(0.1)

Net income (loss)	(5.5)	(5.6)

Weighted average number of shares outstanding	11,680,718	11,680,718
Dilutive potential shares from stock-options	—	—

Dilutive weighted average number of shares outstanding	11,680,718	11,680,718
Net income (loss) per share Basic	(0.47)	(0.48)
Diluted	(0.47)	(0.48)

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,

	2003	2002

	(amounts in million of
	euros)
Cash flows from operating activities
Net income (loss)	(5.5)	(5.6)
Depreciation and amortization	18.0	17.3
Multi-client surveys amortization	30.1	20.3
Net loss (gain) on sale of assets	—	0.5
Deferred income taxes	0.1	(0.5)
Minority interest	0.1	0.1
Equity in income of investees, net of dividends	(3.0)	(0.2)
Increase (decrease) in other long-term liabilities	1.5	—
Other non-cash items	0.9	21.2
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	(6.6)	39.6
(Increase) decrease in inventories and work in progress	(3.8)	(1.3)
(Increase) decrease in other current assets	41.2	(2.3)
Increase (decrease) in trade accounts and notes payable	(11.3)	(12.2)
Increase (decrease) in other current liabilities	(13.5)	(12.7)

Net cash provided by operating activities	48.2	64.2

Cash flows from investing activities
Purchases of property, plant and equipment(a)	(8.9)	(17.1)
Investments in multi-client surveys	(32.3)	(31.5)
Proceeds from sale of assets	0.4	0.5
Cash paid for acquired businesses, net of cash acquired	(1.5)	—
Investments in and advances to companies under the equity method	—	0.1
Decrease (increase) in other investments	2.0	(0.1)

Net cash used in investing activities	(40.3)	(48.1)

Cash flows from financing activities
Repayment of long-term debt	(19.8)	(46.4)
Issuance of long-term debt	0.8	88.7
Repayment of capital lease obligations	(3.6)	(3.8)
Government research grants received	—	—
Government research grants repaid	(0.2)	(0.1)
Increase (decrease) in bank overdrafts	(4.6)	5.5

Net cash provided by (used in) financing activities	(27.4)	43.9

Effects of exchange rate changes on cash	2.9	(1.3)

Net increase (decrease) in cash and cash equivalents	(16.6)	58.7
Cash and cash equivalents at beginning of year	116.6	56.7

Cash and cash equivalents at end of period	100.0	115.4

(a) not including equipment acquired under capital leases	0.5	—

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES
IN UNAUDITED CONSOLIDATED SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders'
	shares issued	capital	capital	Earnings	adjustment	equity

	(in € million, except for number of shares)
Balance at January 1, 2002	11,680,718	23.4	347.5	70.3	21.6	462.8

Capital increase
Net income				17.4		17.4
Foreign currency translation					(42.7)	(42.7)
Other			(36.9)	36.9		—

Balance at December 31, 2002	11,680,718	23.4	310.6	124.6	(21.1)	437.5

Capital increase
Net income				(5.5)		(5.5)
Foreign currency translation					(6.8)	(6.8)
Other

Balance at March 31, 2003	11,680,718	23.4	310.6	119.1	(27.9)	425.2

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     Note 1—Summary of significant accounting policies

     The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree dated June 22, 1999 of the French “Comité de la Réglementation Comptable”.

     French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 3 describes the principal differences between French GAAP and U.S. GAAP as they relate to CGG and its subsidiaries (“ the Group”), and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended March 31, 2003.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Note 2—Analysis by operating segment

     The following tables present revenues by activities and by geographic zone based on the location of the customer, operating income and identifiable assets by operating segment.

     The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended March 31,

	2003		2002

	(in € million, except percentages)
Land SBU	51.4	33%	35.1	22%
Offshore SBU	46.4	29	41.1	26
Processing & Reservoir SBU	27.6	18	30.8	20

Total Services	125.4	80	107.0	68
Products	31.3	20	50.8	32

Total	156.7	100%	157.8	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Revenues by Region (by location of customers)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended March 31,

	2003		2002

	(in € million, except percentages)
Americas	75.9	48%	69.3	44%
Asia-Pacific/Middle East	35.9	23	44.6	28
Europe and CIS	14.9	10	25.3	16
Africa	30.0	19	18.6	12

Total	156.7	100%	157.8	100%

Analysis by industry segment

	Three months ended March 31,

	2003 (unaudited)				2002 (unaudited)

			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

	(in € million)				(in € million)
Revenues from unaffiliated customers	125.4	31.3	—	156.7	107.0	50.8	—	157.8
Inter-segment revenues	0.3	6.4	(6.7)	—	0.2	11.0	(11.2)	—
Operating revenues	125.7	37.7	(6.7)	156.7	107.2	61.8	(11.2)	157.8
Operating income (loss)	1.2	5.2	(3.0) (a)	3.4	0.2	11.8	(4.9) (a)	7.1
Equity in income (loss) of investees	3.0	—	—	3.0	0.6	(0.4)	—	0.2
Capital expenditures(b)	43.5	0.5	(2.3)	41.7	52.1	0.6	(4.1)	48.6
Depreciation and amortization(c)	46.5	3.1	(1.5)	48.1	35.5	3.4	(1.4)	37.5
Corporate assets amortization				0.1				0.1
Investments in companies under equity method				—	0.2	—	—	0.2
Identifiable assets	646.0	195.9	(27.4)	814.5	683.7	261.2	(83.5)	861.5
Unallocated and corporate assets				142.1				194.9

Total Assets				956.6				1,056.4

(a)	Includes general corporate expenses of €2.7 million for the first quarter of 2003 and €2.5 million for the comparable period in 2002.

(b)	Includes investments in multi-client surveys of €32.3 for the first quarter of 2003 and €31.5 for the comparable period of 2002 and equipment acquired under capital leases of €0.5 for the first quarter of 2003 and none for the comparable period in 2002.

(c)	Includes multi-client amortization of €30.1 million for the first quarter of 2003 and €20.3 million for the comparable period of 2002 and goodwill amortization for our Services and Products segments of €0.3 million and €1.2 million, respectively, for the first quarter of 2003 and €0.3 million €1.4 million, respectively, for the comparable period of 2002.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Note 3— Reconciliation to U.S. GAAP

A — Summary of differences between accounting principles followed by the group and U.S. GAAP

     The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in B.

Derivative instruments and hedging activity

     Under French GAAP, derivative instruments used as hedges are not recognized in the balance sheet, and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

     Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133, all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill amortization and impairment

     Under French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

     Under U.S. GAAP, before 31 December 2001, no difference was reported for goodwill accounting. Since 1st January 2002, however, goodwill is no longer amortized but remains at its carrying value as of December 31, 2001. Under the provisions of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at least annually.

Available-for-sale securities

     Under French GAAP, investment in equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than -temporary loss in fair value. Unrealized gains and temporary unrealized losses are not recognized. For equity securities, the allowance is evaluated based on the average of the market price in the last 30 days.

     Under US GAAP, investments in equity securities are classified into two categories and accounted as follows: Equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified in “available for sale” securities and reported at fair value, with unrealized gains and temporary losses excluded from earnings and reported in shareholder’s equity. In case of other-than-temporary loss in fair value, an allowance is recorded in earnings. Such allowance is evaluated based on the market price at the closing rate.

Stock-based compensation

     Under French GAAP, no compensation cost is recognized for stock options.

     For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

B — Reconciliation of net income and shareholders’equity to U.S. GAAP

Consolidated Net Income

	March 31,

	2003	2002
	(unaudited)	(unaudited)

	(in € million, except per share data)
Net income (loss) as reported in the Statement of Operations	(5.5)	(5.6)
Goodwill amortization	1.5	1.7
Available-for-sale securities	0.4	—
Derivative instruments and hedging activities	(1.5)	2.8

Net income (loss) according to U.S. GAAP	(5.1)	(1.1)

Weighted average number of shares outstanding	11,680,718	11,680,718
Dilutive potential shares from stock-options	—	—

Dilutive weighted average number of shares outstanding	11,680,718	11,680,718
Net income (loss) per share Basic	(0.44)	(0.09)
Diluted	(0.44)	(0.09)

Shareholders’ equity

	March 31,	December 31,
	2003 (unaudited)	2002

	(in € million)
Shareholders’ equity as reported in the Consolidated Balance Sheets	425.2	437.5
Goodwill amortization	7.8	6.3
Available-for-sale securities	(0.1)	(0.5)
Derivative instruments and hedging activities	(16.0)	(14.5)
Other comprehensive income	2.0	2.2

Shareholders’ equity according to U.S. GAAP (a)	418.9	431.0

(a)	including comprehensive income of €(12.1) million as of March 31, 2003 and €(25.4) as of December 31, 2002.

C — Additional U.S. GAAP disclosures

Recent U.S. Accounting Pronouncements

     In April 2002, the Financial Accounting Standards Board issued SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections”. This Statement amends FASB Statement 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The other provisions are effective for transactions occurring on or after May 15, 2002. The Group is currently reviewing this statement to measure the potential impact on its results of operations and financial position upon the full adoption of SFAS 145.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which becomes effective in January 2003. This statement addresses accounting and reporting for obligations and costs, which will occur when the long-term assets are retired. Among other things, the statement requires that the present value of the liability associated with future asset retirements be recorded on the balance sheet when an obligation has been incurred and when it can be reasonably measured. The amortization of the capitalized costs and increase in the present value of the obligation which result from the passage of time, are charged to earnings. The Group is currently reviewing this statement to measure the potential impact on its results of operations and financial position upon adoption of SFAS 143.

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is currently assessing the impacts of FIN 45 on its financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Group is currently assessing the impacts of FIN 46 on its financial statements.

Other U.S. Accounting Standards

     On January 1, 2002, the Group adopted SFAS N°141, “Business Combinations” and SFAS N°142, “ Goodwill and Other Intangible Assets”.

     SFAS N°142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2002 is not amortized.

     As recommended by this Statement, the Group evaluated first the fair value for the reporting units and compared them to the book value. The Group concluded that the fair value of the reporting units was higher than the book value and did not need to perform the second step, which consists in determining the impairment.

     The impact of adoption of these statements on the Group’s net income as of March 31, 2003 and 2002 (pro forma) is as follows:

	March 31,

	2003	2002

	(in euro million
	except per share data)
U.S. GAAP Net income (loss) reported	(5.1)	(1.1)
Restatement: amortization of goodwill	1.5	1.7

U.S. GAAP Net income (loss) restated	(3.6)	0.6

Net income (loss) per share restated
- Basic	(0.31)	0.05
- Diluted	(0.31)	0.05

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     Our revenues for the three months ended March 31, 2003 decreased 1% compared with revenues for the comparable period of 2002. Expressed in U.S. dollars, revenues increased 22% to U.S.$167.7 million from U.S.$137.2 million. The increase resulted primarily from our Land and Offshore SBUs, notwithstanding a slowdown in our Products segment, which experienced a decrease in revenues (excluding intra-group sales) of 38% for the three months ended March 31, 2003 compared to the comparable period of 2002. The decrease was a result of a weaker equipment market globally. Expressed in U.S. dollars, the decrease amounted to 24%. Revenues for the three months ended March 31, 2003 for our Land SBU increased significantly by 80% compared to the comparable period of 2002, which was affected by a low backlog in the fourth quarter of 2001. Revenues from our Offshore SBU increased 39% mainly due to record high pre-commitment levels for multi-client surveys.

     Our backlog as of March 31, 2003 was €239 million (U.S.$260 million), compared to €310 million (U.S.$268 million) as of March 31, 2002, representing a 3% decrease in U.S. dollar terms. This decrease was attributable to our Services segment.

     For a more detailed overview of factors affecting us recently, see “Factors Affecting our Results of Operations” in our annual report on Form 20-F for the year ended December 31, 2002.

Acquisitions and Dispositions

     During the three months ended March 31, 2003, we made no acquisitions or dispositions.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2002 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at this cost less accumulated amortization or fair value if lower. We review the library for potential impairment for each survey on an ongoing basis.

     Revenue recognition:

     Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“after-sales”).

     Pre-commitments – Generally we obtain commitments from a limited number of customers before a seismic project is completed. These commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing.

     We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project.

     After sales – Generally we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

     After sales volume agreements - We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.

     Amortization:

     We amortize the multi-client surveys according to three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys: amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from sales be below this minimum level,

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is a five year period from data delivery,

•	Long term strategic 2D surveys: amortization on sales according to the above area split and straight-line depreciation on a seven years period from data delivery.

Exclusive survey accounting (Proprietary / Contract services)

     We perform seismic services for a specific customer. We recognize proprietary/contract revenue as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenue based on the ratio of the project’s cost to date to the total project cost.

Other geophysical services

     Revenue from our other geophysical services is recognized as the services are performed.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit based on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

Three months ended March 31, 2003 compared to three months ended March 31, 2002

Operating Revenues

     Our consolidated operating revenues for the three months ended March 31, 2003 decreased 1% to €156.7 million from €157.8 million for the comparable period of 2002. Because approximately 85% of our operating revenues were in U.S. dollars, the decrease in the value of the dollar since the middle of 2002 had a negative impact on our operating revenues as expressed in euros in our consolidated financial statements. Expressed in U.S dollars, our consolidated operating revenues increased 22% to U.S.$167.7 million in the first three months of 2003 from U.S.$137.2 million for the comparable period in 2002. This increase was primarily attributable to increases in operating revenues from our Services segment, in particular our Land and Offshore SBUs, notwithstanding a decrease in revenues of our Products segment.

Services

     Operating revenues for our Services segment (excluding internal sales) increased 17% to €125.4 million for the three months ended March 31, 2003 from €107.0 million for the comparable period of 2002. In U.S. dollar terms, operating revenues increased 44% to 134.2 million from 93 million. This increase was primarily attributable to our Land and Offshore SBUs.

     Land SBU - Operating revenues for our Land SBU increased 46% to €51.4 million for the three months ended March 31, 2003, compared to €35.1 million for the comparable period of 2002. In U.S. dollar terms, operating revenues increased 80% to 55.0 million from 30.5 million due to a low backlog in the fourth quarter of 2001, which negatively affected our operating revenues during the first quarter of 2002. On average, 14 crews were in operation during the first quarter of 2003, compared to 12 in the comparable period of 2002.

     Offshore SBU - Operating revenues for our Offshore SBU increased 13% to €46.4 million for the three months ended March 31, 2003 from €41.1 million for the comparable period of 2002. In U.S. dollar terms, operating revenues increased 39% to 49.6 million from 35.7 million as a result of better productivity and a higher level of multi-client sales. Multi-client data sales increased 23% to €40.0 million for the three months ended March 31, 2003 from €32.4 million for the comparable period of 2002 due to growth in pre-commitment of surveys and, to a lesser extent, from increased survey after-sales. Exclusive contracts accounted for 17% of our marine seismic sales for the first quarter of 2003 compared to 15% for the first quarter of 2002.

     Processing & Reservoir SBU - Operating revenues for our Processing & Reservoir SBU decreased 10% to €27.6 million for the three months ended March 31, 2003 from €30.8 million for the comparable period of 2002. In U.S. dollars terms, operating revenues increased 10% to 29.5 million from 26.8 million primarily due to increased market penetration of our high-end products.

Products

     Operating revenues for our Products segment decreased 39% to €37.7 million for the three months ended March 31, 2003, from €61.8 million for the comparable period of 2002. Excluding intra-group sales, revenues decreased 38% to €31.3 million for the three months ended March 31, 2003 compared to €50.8 million in the comparable period of 2002. Expressed in U.S. dollars, the decline in revenues amounted to 24%, as a result of deteriorating market conditions that affected mainly marine products.

Operating Expenses

     Cost of operations, including depreciation and amortization, increased 6% to €127.4 million for the three months ended March 31, 2003 from €120.5 million for the comparable period of 2002. This increase is principally due to the rise in the value of the euro against the dollar, which affected the costs of operations for our Products segment less than it affected revenues of that segment. As a percentage of operating revenues, cost of operations increased to 81% in the first quarter of 2003 compared to 76% in the first quarter of 2002. Gross profit decreased accordingly by 21% to €29.3 million for the first quarter of 2003 from €37.3 million in the comparable period of 2002.

     Research and development expenditures decreased 9% to €6.3 million for the three months ended March 31, 2003, compared to €6.9 million for the comparable period of 2002 and representing 4.0% and 4.4% of operating revenues, respectively.

     Selling, general and administrative expenses decreased 11% to €20.2 million for the three months ended March 31, 2003 from €22.8 million in the comparable period of 2002. As a percentage of operating revenues, selling, general and administrative costs decreased to 13% for the three months ended March 31, 2003 compared to 14% for the comparable period of 2002.

     Other revenues amounted to €0.6 million for the first quarter of 2003. This amount included reserves for restructuring in the amount of €1.2 million related to a redundancy plan announced in March 2003 following the loss of our seismic vessel the “CGG Mistral” in December 2002. These reserves were offset by a recognized gain of €1.2 million from indemnities paid by the insurance company in respect of the sunken vessel.

Operating Income (Loss)

     We had operating income, before amortization of goodwill, of €3.4 million for the three months ended March 31, 2003, compared to €7.1 million for the comparable period of 2002.

     Operating income for our Services segment was €1.2 million for the three months ended March 31, 2003, compared to operating income of €0.2 million for the comparable period of 2002. The slight improvement has been limited by the depreciation of the U.S. dollar against the euro, which has negatively impacted our three SBUs.

     Operating income from our Products segment was €5.2 million for three months ended March 31, 2003 compared to €11.8 million for the comparable period of 2002. This decrease resulted from lower revenues and the less favorable U.S. dollar/euro exchange rate.

Financial Income and Expenses, Net

     Net interest and financial expenses increased 25% to €8.4 million for the three months ended March 31, 2003 from €6.7 million in the comparable period of 2002. The increase resulted primarily from an allowance of €2 million due to the fall in value of PGS stock that we hold.

     Net debt was €187.5 million as of March 31, 2003 compared to €226.4 million as of March 31, 2002, a reduction that resulted to a significant extent from the drop in the euro value of our dollar-denominated debt.

     Foreign exchange gains were €0.8 million for the three months ended March 31, 2003 compared to €1.5 million foreign exchange losses for the comparable period of 2002 due to favorable hedges. In connection with hedging our currency exposure risks, we hedged U.S. dollars by forward sales, which had a favorable impact due to the decline of the dollar against the euro.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method was €3.0 million for the three months ended March 31, 2003 compared to €0.2 million for the comparable period of 2002 and resulted essentially from income from Argas, our joint venture in Saudi Arabia which is operating three land crews.

Income Taxes

     Income taxes decreased 7% to €2.7 million for the three months ended March 31, of 2003 from €2.9 million for the comparable period of 2002, principally due to a different mix of activities during the first quarter of 2003, particularly in certain countries where our operations were subject to taxation based on revenues or by means of withholding.

     We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

     Our net result for the three months ended March 31, 2003 was a loss of €5.5 million compared to a loss of €5.6 million for the comparable period of 2002 after taking into account minority interest income of €0.1 million in both 2003 and 2002 from our minority interest in the entity that directly owned the “CGG Mistral”.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the three months ended March 31, 2003, our net cash provided by operating activities, before changes in working capital, was €42.2 million in the first three months of 2003 compared to €53.1 million for the comparable period of 2002. Changes in working capital amounted to €6.0 million in the first three months of 2003 compared to €11.1 million in the comparable period for 2002. Excluding insurance indemnities received in the first quarter of 2003 relating to the “CGG Mistral”, changes in working capital was negative €33.3 million.

Investing Activities

     During the first quarter of 2003, we incurred capital expenditures of €9.4 million, including the acquisition of a 408 UL land seismic data recording system.

     We also invested €32.3 million in our multi-client library, primarily in deepwater areas in the Gulf of Mexico and offshore Brazil. As of March 31, 2003, the net book value of our marine multi-client data library was €126.6 million.

Financing Activities

     Net cash provided by financing activities during the first quarter of 2003 was a negative €27.5 million, resulting principally from the repayment, with insurance proceeds, of a U.S.$ 20 million bank facility used for financing equipments on the “CGG Mistral”.

     Net debt as of March 31, 2003 amounted to €187.5 million, a decrease of 7% from €201.7 million as of December 31,2002 and €226.4 million as of March 31,2002. The ratio of net debt to equity decreased to 44% as of March 31,2003 compared to 46% as of December 31, 2002 and 49% as of March 31, 2002.

     Adjusted EBITDA for the first quarter of 2003 was €46.7 million compared to €40.5 million for the corresponding period of 2002.

     ”Adjusted EBITDA” is defined as operating income (loss) excluding non recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. Adjusted EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

     The following table presents a reconciliation of Adjusted EBITDA to operating income for the periods indicated as follows:

	March 31,

	2003	2002

	(in millions of euros)
Adjusted EBITDA	46.7	40.5
Depreciation and Amortization (excluding goodwill amortization)	(16.5)	(15.6)
Multi-client surveys Amortization	(30.1)	(20.3)
Variation of current assets allowance	2.7	2.5
Non recurring gains (losses)	0.6	—

Operating income	3.4	7.1

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2002.

Contractual Obligation

     The following table sets forth our future cash obligations as of March 31, 2003:

	Payments Due by Period

	Less than 1 year	2-3 years	4-5 years	After 5 years	Total

	(in € million)
Long-Term Debt	21.9	7.2	209.3	1.7	240.1
Capital Lease Obligations	10.8	15.7	10.6	—	37.1
Operating Leases	45.2	55.1	33.8	2.1	136.2
Other Long-Term Obligations (bond interest)	21.9	43.9	43.9	—	109.7

Total Contractual Cash Obligations	99.8	121.9	297.6	3.8	523.1

Trend Information

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in Euros at the average rate of the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the three months ended March 31, 2003 and the years ended December 31, 2002 and 2001 over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than Euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in Euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros. We do not enter into forward foreign currency exchange contracts for trading purposes.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of March 31, 2003.

Fair value (in € million)	2003 / 2004	2004 / 2005	2005 / 2006	2006 / 2007	2007 / 2008	Thereafter	Total	Fair Value

Cap contracts
Interest rate cap U.S. dollar	—
Capped rate	—%
Debt
U.S. dollar	15.2	0.1	0.1	0.1	206.6	0.5	222.4	260.6
Average fixed rate	5.0%	8.5%	8.5%	8.5%	10.6%	8.5%	10.2%
U.S. dollar	3.5	1.5	1.5	1.0	0.7	1.3	9.4	9.4
Average variable rate	2.4%	2.6%	2.6%	2.9%	3.4	9.3%	3.5%
Euro	10.8	7.6	5.4	3.1	0.4	—	27.3	26.8
Average fixed rate	6.2%	6.5%	6.5%	6.3%	6.1%	—%	6.3%
Euro	5.7	1.7	6.7	—	—	—	14.1	14.1
Average variable rate	6.5%	3.5%	3.4%	—%	—%	—%	4.7%
Other currencies	0.5	0.3	0.3	—	—	—	1.1	1.1
Average fixed rate	7.2%	7.6%	7.4%	7.1%	—%	—%	7.3%
Other currencies	3.9	0.2	0.1	0.1	0.1	—	4.3	4.3
Average variable rate	21.5%	13.1%	7.3%	7.3%	7.3%	—%	20.2%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	150.2							10.3
U.S. dollars average rate	1.014
Options — Puts (in U.S.$)	—
U.S. dollars average rate	—

Item 4: CONTROLS AND PROCEDURES

     Within 90 days prior to the filing date of this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such procedures and control are effective to ensure that information required to be disclosed in reports filed with or submitted to the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

     There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date on which we carried out such evaluation.

PART II

Item 1: LEGAL PROCEEDINGS

     We recently brought suit against one of our clients in connection with an outstanding payment of €10 million relating to a marine seismic acquisition contract. Although we cannot be certain of the outcome, we believe that this total amount may eventually be recovered based on our contractual and legal position as well as the solvency of the defendant. No provision related to this issue has therefore been included in our accounts.

Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

Item 3: DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

Item 5: OTHER INFORMATION

     Not applicable.

Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

     The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

3.1	English translation of the Articles of Association
(statuts) of CGG.(1)
4.1	Form of American Depositary Receipt.(2)
4.2	Form of Deposit Agreement between CGG and The Bank of New
York, as depositary.(1)
4.3	Indenture dated as of November 22, 2000 between CGG and
The Chase Manhattan Bank as Trustee, which includes the
form ot the 10-5/8% Senior Notes due 2007 as an exhibit
thereto.(3)

(1)	Incorporated by reference to CGG’s Annual Report on Form 20-F for the year ended December 31, 2002.

(2)	Incorporated by reference to CGG’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(3)	Incorporated by reference to CGG’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

Reports on Form 6-K

Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Michel Ponthus Compagnie Générale de Géophysique (Registrant)

/s/ Michel Ponthus By: Michel Ponthus Senior Executive Vice President Finance & Human Resources and Chief Financial Officer

Date: May 15th, 2003

I, Robert Brunck, Chairman and Chief Executive Officer of the Company certify that:

1.  I have reviewed this current report on Form 6-K of Compagnie Générale de Géophysique;

2.  Based on my knowledge, this current report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this current report;

3.  Based on my knowledge, the financial statements, and other financial information included in this current report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this current report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this current report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this current report (the “Evaluation Date”); and

c)	presented in this current report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officers and I have indicated in this current report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15th , 2003

By: /s/   Robert Brunck
       Robert Brunck
       Chairman and Chief Executive Officer

I, Michel Ponthus, Senior Executive Vice President Human Resources & Finance, Chief Financial Officer of the Company certify that:

1.  I have reviewed this current report on Form 6-K of Compagnie Générale de Géophysique;

2.  Based on my knowledge, this current report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this current report;

3.  Based on my knowledge, the financial statements, and other financial information included in this current report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this current report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this current report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this current report (the “Evaluation Date”); and

c)	presented in this current report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officers and I have indicated in this current report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15th , 2003

By: /s/   Michel Ponthus
       Michel Ponthus
       Senior Executive Vice President Human Resources & Finance,
       Chief Financial Officer